SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                05 December 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 05 December 2007

DC07-586                                                        December 5, 2007

    PROPOSED ACQUISITION OF FRONTLINE TECHNOLOGIES CORPORATION LIMITED BY BT


BT and Frontline Technologies Corporation Limited (Frontline), one of the leading providers of end-to-end information technology (IT) services within the Asia Pacific region, announced today that they have entered into an agreement for BT to acquire the entire issued share capital of Frontline (the "Acquisition") for approximately S$202 million. Frontline provides IT consulting, infrastructure services, systems integration and IT outsourcing to local, regional and multinational customers. The company, which is listed on the main board of the Singapore Exchange, has operations in China, Hong Kong, India, Indonesia, Malaysia, Singapore, the Philippines, Taiwan and Thailand.

The Acquisition will be effected by way of a scheme of arrangement under the Singapore Companies Act and in accordance with the Singapore Code on Take-overs and Mergers (the "Share Scheme"). On completion of the Share Scheme, all issued Frontline shares will be transferred to BT for cash consideration of S$0.245 for each Frontline share (the "Scheme Price"). The Scheme Price represents a 33.9% premium to 1-month average share price(1). At the close of business on the day preceding the date Frontline's shares were suspended from trading, Frontline's market capitalisation was S$157 million. The completion of the Share Scheme is subject to the fulfilment of certain conditions precedent, including the approval of Frontline shareholders and the confirmation of the High Court of Singapore.

This news release should be read in conjunction with the full text of the joint announcement released by BT and Frontline dated 5 December 2007. A copy of this announcement is available on www.sgx.com.

The Acquisition complements BT's existing networked IT services capabilities within the Asia Pacific region. Frontline has an excellent reputation for the delivery of complex solutions and network management services to corporate customers with a strong presence in the financial services, transportation, manufacturing, telecommunications, education, healthcare and public sectors.

Francois Barrault, CEO BT Global Services, said: ". This Acquisition will create one of the leading providers of networked IT solutions that will be able to offer a broader portfolio of solutions to local, regional and global customers. Frontline will bring to BT major new contracts in Asia and BT will be in a position to offer Frontline customers the full suite of BT products and services. Through this acquisition we reinforce our ability to provide high quality services to our customers wherever they do business. Frontline brings to BT approximately 5,000(2) highly skilled and professional people whose reputation for delivering complex solutions and network management services fits perfectly with BT's strategy. We believe our combined reach and skills will create an unbeatable team in Asia Pacific as we seek to respond better to our customers' challenges and opportunities"

Frontline's Executive Chairman and Founder, Steve Ting said "Since founding Frontline in 1993, we have strengthened our footprint throughout Asia Pacific and we are extremely proud of the company that we have created. Becoming part of BT can only accelerate our future growth and help to create a unique portfolio offering that will benefit our existing and future customers, firmly establishing us as one of the leaders in our space. This proposed transaction is great news for our customers, shareholders and employees."

The three Executive Directors of Frontline, Mr Steve Ting Tuan Toon, Mr Lim Chin Hu and Ms Shirley Wong Swee Ping, who are a key part of Frontline's management, will continue in their respective roles upon closing of this deal. Certain shareholders, holding approximately 41% of the issued share capital of Frontline, including the key executives named above, have given undertakings to vote in favour of the Share Scheme.

Separately, we note that Frontline has today announced that it has entered into a conditional agreement to purchase 2,025,810 shares in Accel Frontline Limited amounting to approximately 9 per cent. of Accel Frontline Limited from Accel. Accel Frontline Limited is listed on the Bombay Stock Exchange and National Stock Exchange of India. We note that the completion of this share purchase is conditional on the completion of the Share Scheme and that Frontline currently holds 9,452,678 shares in Accel Frontline Limited, amounting to approximately 42% of Accel Frontline Limited's current issued share capital. A copy of Frontline's announcement relating to this transaction is available at www.sgx.com.

Macquarie Securities (Asia) Pte Ltd is acting as the financial adviser to BT.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


About Frontline

Frontline Technologies is a leading provider of end-to-end IT services. Frontline offers IT consulting, IT infrastructure, IT security solutions, enterprise application solutions, system integration as well as outsourcing to help companies harness IT so as to drive operational cost efficiency as well as business growth.

Established in 1993 and headquartered in Singapore, Frontline has more than 5,000 professionals in nine key markets in Asia - China, Hong Kong, India, Indonesia, Malaysia, Singapore, Philippines, Taiwan and Thailand - to meet the specific needs of corporate organisations across a continuum of industries. Frontline is listed on the Main board of the Singapore Exchange since March 2001 and has been ranked in the top 15% of the Corporate Transparency Index (CTI) in Singapore.

For more information visit www.frontline.com.sg



The directors of BT Singapore Pte Ltd (including those who may have delegated detailed supervision of the preparation of this News Release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this News Release are fair and accurate and no material facts have been omitted from this News Release, and they jointly and severally accept responsibility accordingly.


--------------------------

(1) Based on the 1 calendar month volume weighted average price

(2) Includes Frontline's subsidiaries and associate companies




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 December 2007